UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2018

FEEL THE WORLD, INC.
(Exact name of issuer as specified in its charter)
d/b/a Xero Shoes

Delaware	27-4419848
State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization

100 Technology Drive, Suite 315, Broomfield, Colorado 80021
(Full mailing address of principal executive offices)

(303) 447-3100
(Issuer’s telephone number, including area code)

Item 1. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(a) Operating Results

We sell our footwear direct-to-consumers through our own website and through Amazon, eBay, retail stores, international distributors, and other third party sellers. Total sales less returns increased 80% in the six months ended June 30, 2018 when compared to the same period in 2017, growing from $2,382,804 in 2017 to $4,278,791 in 2018. We experienced significant increases across all of our distribution channels.

Our direct-to-consumer channel continues to represent the largest percentage of sales delivering 60% of total sales in the six months ended June 30, 2018 versus 64% for the same period in the prior year. A 155% increase in sales through Amazon when comparing the six months ended June 30, 2018 to the six months ended June 30, 2017 has caused Amazon to now represent 24% of sales. Sales through distributors grew 50% in the six months ended June 30, 2018 when compared to the same period in the prior year. Our comparative channel mix is as follows:

	6 months ended June 30
	2018	2017
% Amazon	24%	17%
% Direct-to-Consumer	60%	64%
% Wholesale/Distributor	16%	19%

The percentages above are shown net of returns.

This increase in sales was driven by the continued expansion of types of footwear offered and our targeted consumer marketing campaigns.

As we have expanded our footwear offerings to include closed-toe shoes and expanded our sales through Amazon, we have continued to realize an increase in returns and exchanges. However, our rate of returns and exchanges continues to be at or below industry norms due to the lower rate of returns on sandals in general. Our sales numbers are shown net of returns, however returns from our direct-to-consumer website increased from 7% to 12% and through Amazon from 27% to 34% for the six months ended June 30, 2018 and 2017, respectively. Despite this increase, the 2018 Amazon return rate is decreasing when compared to the six months ended December 31, 2017. We believe this is the impact of improved sizing recommendations.

Gross profit for the 6 months ended June 30, 2018 increased to $2,288,006, a 77% increase over the same amount in the prior year. Additionally, gross margin percentages only showed a slight decrease from 54% to 53%. Our shipping costs increased due to an increase in sales of heavier, closed-toe product, and the increased exchanges of product to customers. This increased shipping expense is included in our cost of goods sold.

Total Operating Expenses increased 71% for the six months ended June 30, 2018 from the same period in 2017 mainly due to additional payroll costs, marketing costs and lease expenses. As the Company has grown from 14 employees in June 2017 to 27 employees at June 2018, it has taken the opportunity to focus employees on specific areas rather than broadly engaged in all aspects of the business. As such, certain employee and lease expenses are now being allocated to Operations, where in the past, the Company did not have the ability to split those out from General and Administrative expenses.

In addition to customer services costs, the Operations line item includes the costs related to securing additional warehousing space to accommodate the increased inventory needed to meet customer needs.

Sales and marketing expense increased by $414,260 in the six months ended June 30, 2018 compared to the same period in the prior year. This increase can be mainly attributed to continued expansion of the Company’s direct-to-consumer marketing initiatives. The Company monitors the health of the brick and mortar retail distribution model and is currently maintaining more emphasis on the direct-to-consumer channel. We have seen the direct-to-consumer channel grow significantly and will continue support of this growth. The Company regularly evaluates customer acquisition costs to determine the most efficient and productive distribution channels.

Research and development expenses for the six months ended June 30, 2018 increased less than $5,000 over the same period prior year.

Interest expense increased less than $7,000 in the six months ended June 30, 2018 compared to same period in 2017, as the Company maintained its debt principal, drawing down additional funds as needed. In September 2018 (subsequent to these financials), the Company refinanced all of its existing debt, replacing significant high-interest, interest-only debt with amortized long-term debt.

For the six months ended, June 30, 2018, the Company had Income from Operations of $572,136. This is a 97% increase over the same period prior year amount of $290,925. Income from Operations as a percentage of Net Revenue improved in the six months ended June 30, 2018 to 13.4% from 12.2% in the same period in the prior year. EBITDA increased 90% for the six months ended June 30, 2018 when compared to the same period in 2017, growing from $324,565 to $617,731. EBITDA margin was constant at 14% over the same time period.

Management has experienced success through its expansion of the sales season and price points. It will continue to plan to grow in this manner:

-Continued expansion of the sales season:

Sales of closed-toe shoes and boots have been welcomed by new and existing customers. Closed-toe shoes allow the Company to shift from primarily spring/summer sandal sales to year-round active footwear sales.

-Additional product price points:

The expansion into closed-toe shoes has increased the Average Order Value (AOV) in the direct-to-consumer/Amazon channel from $75.00 for the six months ended June 30, 2017 to $84.13 for the six months ended June 30, 2018.

-Additional sales channels:

Although the Company is currently emphasizing its direct-to-consumer business, it continues to evaluate all available channels to determine when the time is appropriate for wider expansion. As discussed above, the Company has seen a 50% increase in sales to international distributors.

(b) Liquidity and Capital Resources

As projected, the Company used the approximately $1,000,000 raised in its 2017 equity offering to expand its marketing, fund inventory, and add headcount to support the business growth.

With the recent refinancing of its debt, the Company does not anticipate a significant deficiency in liquidity at this point. There are no long-term commitments other than the debt listed in the accompanying financial statements that would limit the Company’s ability to use its current capital. The Company continuously evaluates its liquidity needs and potential financing opportunities to support its growth

The Company has an established history of fulfilling all of its loan obligations on time.

(d) Trend Information

Sales are projected to continue to increase with growth driven by the expansion of products, markets and channels. As the Company begins to see increased health in brick and mortar retail locations, it will look to expand further into that channel. This will cause product margins to decline in exchange for increased volume. Because of the strong growth of the e-commerce sector, the Company plans to continue to invest heavily in direct-to-consumer marketing.

The Company continues to improve its ability to forecast future inventory needs. In the first six months of 2018, the Company made an effort to move inventory in existing styles of shoes while maintaining adequate inventory for new styles to prevent out-of-stock situations. The Company is progressively adding new styles of footwear offerings, growing from 10 styles at December 31, 2017 to 15 styles by Fall 2018. The increase in number of styles drove the increase in the June 30, 2018 Inventory in Transit as the Company was bringing in 3 new styles for its Fall product launch.

The Company has a four-month cycle to process finished product from manufacturing to their warehouse. This requires the Company to plan and manufacture in advance. Historically, more capital is invested in product inventories in the first seven months of the year to support the sales throughout the year due to consumer demand for sandals, production minimums and shipment schedules. This may change as the Company expands the product line to include more year-round styles.

Certain prior year amounts have been reclassified for consistency with the current period presentation.

Item 2. Other Information

None.

Item 3.

Feel The World, Inc.
A Delaware Corporation

Financial Statements

For June 30, 2018 and the six months then ended

BALANCE SHEETS
For the six months ended June 30, 2018 (unaudited) and the year ended December 31, 2017 (audited)

	June 30, 2018	December 31, 2017

ASSETS

Current Assets:
Cash and cash equivalents	$477,055	$448,671
Accounts receivable	98,474	9,559
Inventory assets	1,840,260	2,032,897
Inventory in transit	644,861	312,728
Collateral deposit	75,570	75,495
Prepaid expenses	36,141	28,597
Total Current Assets	3,172,361	2,907,947
Non-Current Assets:
Property and equipment, net	222,961	209,202
Deferred tax asset	17,085	99,573
Intangible assets	8,933	8,933
Deferred Offering costs	0	0
Deposits	13,405	13,405
Total Non-Current Assets	262,384	332,113
TOTAL ASSETS	$3,434,745	$3,239,060

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIENCY)

Liabilities:
Current Liabilities:
Accounts payable	$15,648	$34,624
Accrued expenses	56,512	48,554
Customer deposits	5,890	152,766
Related party advances	57,133	15,039
Line of Credit, current portion	1,527,250	32,968
Deferred lease payable, current portion	34,187	29,558
Term loan (SBA), current portion	52,583	50,663
Total Current Liabilities	1,749,203	364,172
Long-Term Liabilities:
Deferred lease payable, net of current portion	28,057	45,489
Line of credit, net of current portion	0	1,494,080
Term loan (SBA), net of current portion	297,733	320,896
Total Long-Term Liabilities	325,790	1,860,465
Total Liabilities	$2,074,993	$2,224,637

See accompanying notes to financial statements

BALANCE SHEETS
For the six months ended June 30, 2018 (unaudited) and the year ended December 31, 2017 (audited)

Stockholders’ Equity (Deficiency):
Preferred stock, $0.0001 par, 10,000,000 shares authorized, 0 shares ssued and outstanding as of each December 31, 2017 and 2016.	-	-
Class A common stock, $0.0001 par, 20,000,000 shares authorized, 6,079,351 and 6,079,351 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively.	608	608
Class B common stock, $0.0001 par, 10,000,000 shares authorized, 176,022 and 175,832 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively.	18	18
Additional paid-in capital	983,713	982,713
Treasury Stock	(4,000)	(4,000)
Accumulated earnings	379,413	35,084
Total Stockholders’ Equity	1,359,752	1,014,423
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$3,434,745	$3,239,060

See accompanying notes to financial statements

STATEMENTS OF OPERATIONS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited)

	June 30, 2018	June 30, 2017

Net revenues	$4,278,791	$2,382,804
Cost of goods sold	1,990,785	1,087,466
Gross Profit	2,288,006	1,295,338
Operating Expenses:
General & administrative	616,720	580,617
Sales & marketing	748,358	334,098
Research & development	74,841	70,002
Operations	275,951	19,696
Total Operating Expenses	1,715,870	1,004,413
Income from Operations	572,136	290,925
Other Income / (Expense)
Interest income	75	75
Interest expense	(129,658)	(122,941)
Total Other Income / (Expense)	(129,583)	(122,866)
Income Before Income Tax	442,553	168,059
Income Tax (Expense) Benefit	(98,224)	(89,455)
Net Income	$344,329	$78,604

Weighted-average vested common shares outstanding
-Basic	6,079,351	6,110,096
-Diluted	6,394,351	6,425,096
Net gain per common share
-Basic and Diluted	$0.06	$0.01
-Diluted	$0.05	$0.01

Note: In the opinion of Management, all adjustments necessary in order to make the interim financial statements not misleading have been included in the above Statement of Operations.

See accompanying notes to financial statements

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)
For the year ended December 31, 2017 and the six months ended June 30, 2018 (unaudited)

	Preferred Stock				Class B Common
			Class A Common Stock		Stock		Treasury Stock
											Total
							Number		Additional	Accumulated	Stockholders'
	Number of		Number of		Number		of		Paid-In	Earnings	Equity/
	Shares	Amount	Shares	Amount	of Shares	Amount	Shares	Amount	Capital	(Deficit)	(Deficiency)

Balance at January 1, 2016	–	–	6,000,000	$600	–	–	–	–	$55,646	($184,548)	($128,302)

Net Income	–	–	–	–	–	–	–	–	–	$93,050	$93,050

Stock Compensation	–	–	–	–	–	–	–	–	$57,138	–	$57,138

Balance at December 31, 2016	–	–	6,000,000	$600	–	–	–	–	$112,784	($91,498)	$21,886

Net Income	–	–	–	–	–	–	–	–	–	$126,582	$126,582

Stock Sales	–	–	79,351	$8	176,832	$18			1,024,706$		$1,024,732

Stock Repurchases					(1,000)		1,000	4,000$			($4,000)

Stock Offering Costs	–	–	–	–	–	–	–	–	($154,777)		($154,777)

Balance at December 31, 2017	–	–	6,079,351	$608	175,832	$18	1,000	4,000$	$982,713	$35,084	$1,014,423

Net Income	–	–	–	–	–	–	–	–	–	$344,329	$344,329

Stock Sales	–	–	–	–	250	$0			$1,000		$1,000

Balance at June 30, 2018	–	–	6,079,351	$608	176,082	$18	1,000	$4,000	$983,713	$379,413	$1,359,752

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited)

	For the Six Months ended June 30
	2018	2017
Cash Flows From Operating Activities
Net Income	$344,329	$78,602
Adjustments to reconcile net income to net cash used in
Operating Activities
Depreciation and amortization	45,595	33,640
Income tax(benefit)/expense	82,488	89,455
Changes in operating assets and liabilities:
(Increase)/Decrease in accounts receivable	(88,915)	(44,000)
(Increase)/Decrease in inventory	192,637	(799,431)
(Increase)/Decrease in inventory in transit	(332,133)	(84,969)
(Increase)/Decrease in collateral deposit	(75)	(75)
(Increase)/Decrease in prepaid expense	(7,544)	(819)
Increase/(Decrease) in accounts payable	(18,976)	4,255
Increase/(Decrease) in accrued expenses	7,958	33,417
Increase/(Decrease) in customer deposits	(146,876)	(56,457)
Income/(Decrease) for offering expenses	0	(37,525)
Net Cash Used in Operating Activities	78,488	(783,907)

Cash Flows From Investing Activities
Cash paid for property and equipment	(59,354)	(84,641)
Net Cash Used in Investing Activities	(59,354)	(84,541)

Cash Flows From Financing Activities
Advances/(repayments) from related parties, net	42,094	36,149
Proceeds/(repayments) from deferred lease payable	(12,802)	34,578
Net proceeds from line of credit	0	355,404
Net proceeds from capital raised	1,000	334,680
Net principle payments on term loans	(21,042)	(20,451)
Net Cash Provided by Financing Activities	9,250	740,360
Net Change in Cash	28,384	(128,188)
Cash at Beginning of Period	448,671	355,320
Cash at End of Period	$477,055	$227,132

Supplemental disclosure of cash flow information—cash paid during the period for:

Interest	$124,897	$118,221
Income taxes	$53,263	$0

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

NOTE 1: NATURE OF OPERATIONS

Feel The World, Inc. (the “Company”), is a corporation organized December 17, 2010 under the laws of Delaware. The Company sells footwear to distributors, retailers and direct to consumers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of June 30, 2018 and December 31, 2017, the Company’s cash balances exceeded FDIC insured limits by $231,653 and $196,127, respectively.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has no accounts receivable allowances as of June 30, 2018 and December 31, 2017.

Inventory Assets

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of June 30, 2018 and December 31, 2017 consist of products purchased for resale and any materials the Company purchased to modify the products. Beginning in October 2017, the Company insourced the warehousing and fulfillment of its inventory. Prior to that time, a third party had provided warehousing and fulfillment services. The Company regularly evaluates inventory for possible impairment and estimate inventory market value based on several subjective assumptions including estimated future demand and market conditions, as well as other observable factors such as current sell-through of the Company's products, recent changes in product demand, global and regional economic conditions, historical experience selling through liquidation and price discounted channels, and the amount of inventory on hand. If the estimated inventory market value is less than its carrying value, the carrying value is adjusted to market value and the resulting impairment charge is recorded in 'Cost of sales' in the statements of operations.

Inventory in Transit

Inventory in transit is advance payments for goods manufactured for sale that have not yet been received at our warehouses.

Property and Equipment

Property and equipment are recorded at cost. Depreciation/amortization is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at June 30, 2018 and December 31, 2017 consist of footwear manufacturing assets and equipment assets with 3-7 year lives. Capital assets as of June 30, 2018 and December 31, 2017 are as follows:

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

	June 30,	December 31
	2018	2017
Footwear molds	$380,048	$361,812
Footwear lasts	8,241	4,340
Furniture and equipment	47,655	11,891
Trade Show Booth	1,453	0
Website	30,000	30,000
Leasehold improvements	21,306	21,306
	488,703	429,349
Accumulated depreciation	-265,742	-220,147
Property and equipment, net	$222,961	$209,202
Depreciation Expense	$45,595	$33,640

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Customer Deposits

International distributors and some large international wholesale customers pay a portion of their order at the time the order is placed. In accordance with revenue recognition policies (see below), these amounts are recorded as deferred revenue until all revenue conditions have been met.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Sales tax is collected on sales in the following states: Arizona, California, Colorado, Florida, Indiana, Maryland, Texas, Virginia, Washington and Wisconsin and these taxes are recorded as a liability until remittance. Liabilities are recorded for store credit issued to customers.

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

The Company has determined that, per ASC rules regarding revenue recognition, we are a principal in these transactions based on the following:

•	(ASC 605-45-45-4) Primary Obligor: The Company takes responsibility for fulfillment, including acceptability of the products or services ordered by the customer.
•	(ASC 605-45-45-5) General inventory risk: The Company takes title to the product before product is ordered by a customer and will take title back if it is returned by a customer.
•	(ASC 605-45-45-8) Latitude in establishing price: The Company has latitude to establish pricing to customers.

Merchant Account Fees

The Company includes credit card merchant account fees as cost of goods sold in the statement of operations. As of June 30, 2018 and 2017 the Company had merchant account fees of $75,470 and $40,253, respectively.

Shipping and Handling Costs and Fees

Shipping and handling costs are expensed as incurred and are included in 'Cost of sales' in the statements of operations. Shipping and handling fees billed to customers are included in revenues.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Earnings per Share

Net earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share will reflect the actual weighted average of common shares issued and outstanding during the period. The Company issued 315,000 options for Class A Voting Shares on May 15, 2016 to a key employee. These options are dilutive and have been included in the June 30, 2018 and December 31, 2017 fully diluted earnings per share calculation.

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

NOTE 3: STOCKHOLDERS’ EQUITY

Capital Stock

On November 9, 2016, the Company amended and restated its articles of incorporation (the “Amended Articles”) to authorize additional share classes and stock and to convert all outstanding common stock to Class A Voting Common Stock. The amended articles authorized a total of 20,000,000 shares of Class A Voting Common Stock ($0.0001 par); 10,000,000 shares of Class B Non-Voting Common Stock ($0.0001 par); and 10,000,000 shares of Preferred Stock ($0.0001 par). As of June 30, 2018 and December 31, 2017 and 2016, the Company had 6,079,351, 6,079,351 and 6,000,000 shares of Class A Voting Common Stock issued and outstanding, respectively. At June 30, 2018, December 31, 2017 and 2016, the Company had 176,082, 175,832 and 0 shares of Class B Non-Voting Common Stock issued and outstanding, respectively. The Company had 0 shares of Preferred Stock issued and outstanding at the end of June 30, 2018, December 31, 2017 and 2016. The Company has reserved 1,133,181 shares of Class A Voting Common Stock ($0.0001 par) for issuance under the 2016 Employee Stock Incentive Plan.

The Class A Voting Common Stock and the Class B Non-Voting Common Stock are identical in all respects except that each holder of the Class A Voting Common Stock shall be entitled to cast one vote for each outstanding share of such stock held of record upon any matter (including, without limitation, the election of one or more directors) properly considered and acted upon by the holders of Class A Voting Common Stock. Cumulative voting shall not be permitted for the election of directors or otherwise by the holders of the Class A Voting Common Stock. No holder of shares of Class A Voting Common Stock or Class B Non-Voting Common Stock shall be entitled to preemptive or subscription rights. All preferences, voting powers, relative, participating, optional or other special rights and privileges, and qualifications, limitations, or restrictions of the Common Stock of the Company are expressly made subject and subordinate to those that may be fixed with respect to any shares of the Preferred Stock of the Company.

Subject to the preferential rights of any shares of issued Preferred Stock, the holders of shares of both the Class A and the Class B Common Stock shall be entitled to receive, when and if declared by the Company’s Board of Directors, out of the assets of the Company that are by law available therefor, dividends payable either in cash, in property or in shares of capital stock.

In the event of any dissolution, liquidation or winding up of the affairs of the Company, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of the Preferred Stock, holders of the Class A and the Class B Common Stock shall be entitled, unless otherwise provided by law or the Company’s certificate of incorporation, to receive all of the remaining assets of the Company of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of Common Stock held by them respectively.

On March 7, 2017, the Company was qualified by the Securities and Exchange Commission (“SEC”) to sell its shares directly to the public in a Regulation A offering. It launched an equity crowd funding campaign to raise up to $3,000,000 by selling up to 500,000 shares of Class A Common Stock and 250,000 Class B Common Stock at $4.00 per share (the “Offering”). To date, the Company raised $1,025,706 in gross investor contributions. The raise expenses of $154,777 are reflected as contra-equity.

In December 2017, the Company repurchased 1,000 Class B Common Stock shares from an investor due to unforeseen and extenuating circumstances on the part of the investor. The shares were repurchased at the original issue value of $4 per share and were recorded as Treasury Stock.

NOTE 4: SHORT & LONG-TERM BUSINESS LOANS & LINES OF CREDIT

The Company’s outstanding borrowings consisted of the following as of June 30, 2018 and December 31, 2017:

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

Borrowings:	June 30, 2018	December 31, 2017

Mettle Ventures (a)	$600,000	$600,000
Genlink (b)	897,632	894,080
NewTek (c)	350,315	371,559
US Bank Line of Credit (d)	29,618	32,968
UPS Line of Credit (e)	0	0

Total Borrowings:	$1,877,565	$1,898,607

(a) The Company has a long-standing borrowing relationship with Mettle Ventures, LLC (Mettle). On November 2, 2015, the Company amended the loan agreement with Mettle to increase the loan amount to $600,000, bearing interest of 14%, with a balloon maturity date of April 30, 2017. This loan required monthly payments of interest, and included a provision that the monthly interest payment is the greater amount of actual interest or $4,667. On November 18, 2016, the Company signed as amendment to the promissory note and loan agreement with Mettle, extending the maturity date from April of 2017 to April of 2019. This amendment also removed the minimum outstanding balance provision for this line of credit, and the Company paid down an additional $150,000 on this loan in December 2016. On February 8, 2017, the Company drew down on the Mettle Ventures line of credit to a total balance of $600,000. Interest expense of $41,655 and $36,419 were recorded for the six months ended June 30, 2018 and June 30, 2017, respectively. The unpaid principal balance was $600,000 and $600,000 as of June 30, 2018 and December 31, 2017, respectively. Mettle has shared owners and advisors with Genlink Capital.

(b) The Company closed a loan agreement with Genlink Capital for use in purchasing inventory on November 18, 2016. The loan is a $900,000 non-revolving line of credit, with a 14% fixed interest rate, interest payments due monthly, and principal due on the April 2019 maturity date. At June 30, 2018 and December 31, 2017 respectively, the unpaid principal balances were $900,000 and $900,000 where the carrying balances of $897,632 and $894,080 on the balance sheet have been reduced by unamortized loan fees. Interest expense of $62,827 and $62,827 were recorded for the six months ended June 30, 2018 and June 30, 2017, respectively. Genlink Capital has shared owners and advisors with Mettle.

(c) On September 5, 2014, the Company entered into a 10-year term loan agreement with Newtek Small Business Finance in the amount of $519,000 bearing interest of prime rate plus 2.75% (7.5% as of June 30, 2018 and 7% as of December 31, 2017), with a required monthly principal and interest payment of $5,797. This loan required a $75,000 collateral deposit from the Company and has a maturity date of July 31, 2024. Interest expense on this note was $13,784 and $16,102 for the six months ended June 30, 2018 and June 30, 2017, respectively. The unpaid principal balance was $365,111 and $387,523 as of June 30, 2018 and December 31, 2017, respectively, where the carrying balance on the balance sheet is reduced by unamortized loan fees of $14,796 and $15,964 for the six months ended June 30, 2018 and year ended December 31, 2017, respectively. There was an interest rate increase on April 1, 2018 to 7.25 in accordance with the terms of the loan.

(d) On March 19, 2014, the Company entered an agreement with US Bank for a $30,000 line of credit at the Wall Street Journal Prime Rate + 4%. The approved credit line was subsequently increased to $36,000. Payments are due monthly in an amount equal to 2.5% of the outstanding principal balance plus any other owed costs or fees, or $100, whichever is greater. Interest expense on this note was $1,380 and $1,100 for the six months ended June 30, 2018 and June 30, 2017, respectively. The unpaid principal balance was $29,618 and $32,968 as of June 30, 2018 and December 31, 2017, respectively. This is a demand line of credit, cancelable at any time. The interest rate was increased to 8.5% effective January 1, 2018. In accordance with the terms of the line of credit, the interest rate increased on April 1, 2018 to 8.75% . At June 30, 2018, the rate was 8.75% .

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

(e) On January 10, 2018, the Company entered into an agreement with UPS (United Parcel Service) Capital Corporation for a $400,000 cargo finance line of credit with an interest rate of prime plus 2% in addition to a 1% origination fee on the drawn balance. In the first quarter of 2018, the Company pulled down $400,000 on the line and repaid $400,000 in accordance with the repayment terms. Interest and related fees of $5,249 were paid for the six months June 30, 2018.

Future minimum principal payments (net of loan fee amortization) under the Company’s outstanding loans are as follows as of June 30, 2018

2018	$30,243
2019	1,562,138
2020	64,110
2021	67,091
2022	70,902
Thereafter	100,245
Total	$1,894,729

NOTE 5: INCOME TAXES

Income taxes are accounted for using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of other assets and liabilities. Deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements, which result in taxable or deductible amounts in the future.

For the six months ended June 30, 2018, the Company has a deferred income tax benefit due to an evaluation of future projections, indicating that the Company will more-likely-than-not realize the tax benefit, and therefore, no valuation allowance was recorded.

Deferred tax assets and liabilities as of June 30, 2018, and December 31, 2017, are as follows:

	6/30/2018	12/31/2017
Deferred Tax Assets
Net operating loss carry-forwards	$0	$34,702
Charitable contribution carry-forwards	0	242
R&D credit carry-forwards	0	20,926
Intangibles	6,796	10,702
Employee Stock Option	14,644	21,172
Deferred Tax Liabilities
Property and Equipment	(4,355)	(5,166)
Deferred Tax Asset	17,085	82,578
Valuation allowance	-	-
Deferred Tax Assets, Net	$17,085	$82,578

As of December 31, 2017, the Company had a contribution carryover of $242, as well as research and development credits of $20,926. The Company’s net operating loss carryforward as of December 31, 2017, was $93,647 from tax years 2011-2014, which will begin to expire in varying amounts in 2031.

As of June 30, 2018, the Company had applied all of the net operating loss carryforward and had a net deferred tax asset of $17,085. The contribution carryover was also applied, as were the research and development credits.

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

The following table reconciles the statutory federal income tax rate to actual rates based on income or loss before income taxes as of June 30, 2018 and 2017, respectively:

	2018	2017
Federal Income tax rate	21%	34%
State Income tax rate, net of federal benefit	3%	3%
Research and Development credits	-3%	-5%
Other	0%	-22%
Effective Income Tax Rate	18%	10%

The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 6: LEASE OBLIGATIONS

In 2017, the Company increased their leases to extend terms, expand office space and take down warehouse space. The office lease was amended on December 31, 2016 (effective January 1, 2017) adding additional space and extending the term through December 31, 2019. An incentive of $50,000 was provided at the inception of this lease to be applied against lease obligations. Under accounting guidelines, this credit will be amortized over the term of the lease for financial reporting purposes. The monthly payments on the office space are between $10,909 and $12,254 per month throughout the term of the lease.

The Company also signed a 39-month lease on warehouse space effective October 1, 2017. The Company received free rent in 2017 as an incentive. Beginning in 2018, payments will range from $9,378 to $9,674 monthly throughout the term. This credit will also be amortized over the term of the lease on a straight-line for financial reporting purposes.

Please refer to the Subsequent Events section for details on a lease extension after June 30, 2018.

Future minimum cash payments due under this lease agreement are as follows:

	Base Rent	Estimated Operating Cost	Total Lease Obligations

Balance of 2018	$85,758	$40,988	$126,746
2019	176,427	85,633	262,060
2020	82,409	33,690	116,098
Total	$344,594	$160,311	$504,904

Total rent expense for the six months ended June 30, 2018 and 2017 was $106,423 and $85,804, respectively.

NOTE 7: RELATED PARTIES

The stockholder of the Company’s outstanding stock and officer of the Company advances funds to the Company and receives repayments on such advances throughout the year in the form of allowing Company use of personal credit cards. The balances due under this arrangement as of June 30, 2018 and December 31, 2017 were $57,133 and $15,039, respectively.

NOTE 8: EMPLOYEE STOCK INCENTIVE PLAN

In May 2016, Company implemented a 2016 Employee Stock Incentive Plan (the “Plan”) for employees and reserved 1,133,181 shares of Class A Voting Common Stock for issuance under the Plan. In May 2016, the Company granted 315,000 fully vested stock options at a strike price of $0.83 per share to its Chief Product Officer. We use the Black-Scholes option-pricing model to estimate the grant date fair value of stock options, which requires the use of assumptions, including the expected term of the option, expected volatility of our stock price, and the risk-free interest rate, among others. These assumptions reflect our best estimates, however; they involve inherent uncertainties including market conditions and employee behavior that are generally outside of our control. Generally, once stock option values are determined, accounting practices do not permit them to be changed, even if the estimates used are different from actual results. We expense all stock-based compensation awarded to employees based on the grant date fair value of the awards over the requisite service period, adjusted for forfeitures. As there were no additional stock options granted in the six months ended June 30, 2018 and June 30, 2017, there was no stock option compensation expense. There was no unrecognized compensation expense. As of June 30, 2018 and December 31, 2017, there remain 818,181 shares available for issuance under the Plan.

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

The Company used the following assumptions for the Black Scholes option-pricing model to determine the value of the options granted:

Stock options granted
Weighted-average risk-free interest rate	1.92%
Volatility	41.5%
Expected term (in years)	5
Weighted-average grant date fair value per share	$0.165

NOTE 9: CONTINGENCIES

The Company may be subject to legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In July 2014, the FASB issued the ASU No. 2015-11 on “Inventory (Topic 330): Simplifying the Measurement of Inventory”, which proposed that inventory should be measured at the lower of cost and the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. These amendments are based on existing guidance that requires measuring inventory at the lower of cost or market to consider the replacement cost of inventory less an approximately normal profit margin along with net value in determining the market value. Management has applied this pronouncement and there has been no material effect on our financial statements.

In November 2015, the Financial Accounting Standard Board (FASB) issued ASU 2015-17: Financial Instruments—Overall: Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance to simplify the financial statement presentation of deferred income taxes. The new guidance requires an entity to present deferred tax assets and liabilities as non-current in a classified balance sheet. Prior to the issuance of this guidance, deferred tax liabilities and assets were required to be separately classified into a current amount and a non-current amount in the balance sheet. The new guidance represents a change in accounting principle and is effective for annual reporting periods beginning after December 15, 2016, with early adoption permitted. The Company elected to early adopt this guidance as of December 31, 2014 and applied it prospectively.

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

In February 2016, the FASB issued a new accounting pronouncement regarding the financial reporting of leasing transactions. This new standard requires a lessee to record assets and liabilities on the balance sheet for the rights and obligations arising from leases with terms of more than 12 months. The Company is required to adopt the new standard on January 1, 2019 using a modified retrospective approach. Management is currently evaluating the potential impact that the adoption of this standard will have on the Company’s financial position, results of operations and related disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

Debt Refinance

On September 6, 2018, the Company entered into an agreement with JPMorgan Chase to refinance their existing debt and expand their borrowing capacity, extinguishing approximately $1,830,000 in existing debt with the loan proceeds: $1,500,000 of interest-only debt scheduled to be repaid in April 2019, approximately $300,000 related to an SBA loan with a 2024 maturity, and an estimated $30,000 bank line of credit. The new $2,318,300 SBA loan is a fully amortizing 10-year note with fixed interest rate of 6.05% . Payments of $25,800 per month replace payments averaging approximately $22,000 related to the extinguished debt.

Debt Interest Rate Changes

The interest rate on the NewTek SBA line of credit increased to 7.75 on July 1, 2018 in accordance with the terms of the agreement.

The interest rate on the US Bank Line of Credit increased to 9% consistent with the terms of the agreement on July 1, 2018.

Lease Extension
As a requirement of the debt refinance detailed above, the Company was required to extend its current office lease that was scheduled to end on December 31, 2019 to August 31, 2023.

Management’s Evaluation

Management has evaluated subsequent events through September 27, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which would require adjustment or disclosure in these financial statements.

NOTE 12: RECLASSIFICATION OF PRIOR YEAR PRESENTATION

Certain prior year amounts have been reclassified for consistency with the current period presentation.

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

Index to Exhibits

Exhibit 2.1	Amended and Restated Delaware Articles of Incorporation (1)
Exhibit 2.2	Amended and Restated Bylaws (2)
Exhibit 4	Subscription Agreement (3)
Exhibit 6.1	Sole Design Patent (4)
Exhibit 6.2	Cloud Design Patent (5)
Exhibit 6.3	Stock Incentive Plan – Employees (6)
Exhibit 6.4	Lease Agreement with Real Capital Solutions (7)
Exhibit 6.5	First Amendment to Office Lease (8)
Exhibit 6.6	Lease Agreement with Kew Realty (9)

(1) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(2) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(3) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(4) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(5) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(6) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(7) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(8) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10673) and incorporated herein by reference.

(9) Filed as an exhibit to the Feel The World, Inc. Regulation A Offering Statement on Form 1-K/A (Commission File No. 24R-00082) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Broomfield, Colorado, on September 27, 2018.

Feel The World, Inc. d.b.a Xero Shoes

/s/ Lena Phoenix
By Lena Phoenix, Chief Financial Officer

NOTES TO FINANCIAL STATEMENTS
For the six months ended June 30, 2018 and June 30, 2017 (unaudited) and the year ended December 31, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the date indicated.

/s/ Steven Sashen
Steven Sashen, Chief Executive Officer and Director
Date: September 27, 2018

/s/ Lena Phoenix
Lena Phoenix, Chief Financial Officer and Director
Date: September 27, 2018

/s/ Dennis Driscoll
Dennis Driscoll, Chief Product Officer and Director
Date: September 27, 2018

/s/ Michele Demark
Michele Demark, Director
Date: September 27, 2018